

Mail Stop 3561

October 6, 2015

Bryan B. DeBoer
Director, President and Chief Executive Officer
Lithia Motors, Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re:**   **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated September 15, 2015**
> **File No. 001-14733**

Dear Mr. DeBoer:

We have reviewed your September 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segments, page 43

1. We note your response to comment 3 and have the following comments:

    - Please tell us more about what you refer to as the reserve for vehicle sales that will "unwind" or be reversed but have yet to occur, including the amount of the reserve at each balance sheet date. Assuming this represents a reserve against vehicle sales, please tell us why the reserve is recorded within corporate and other as opposed to being recorded against the related vehicle sales recorded in your respective reportable segments. Additionally, as the aforementioned reserve was an example of the reserve activity recorded in corporate and other, please tell us what other material reserves are recorded within corporate and other, if any.

- Please tell us more about the corporate expense allocations that are allocated to the reportable segments, and specifically how allocating costs from corporate and other results in income that appears to be in excess of costs incurred based on the income that is significantly in excess of revenues reported at corporate and other. In your response, please provide us with a categorical summary including amounts of the income statement activity included in corporate and other for each period presented.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products